CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
5.50% Senior Notes due December 7, 2010	$1,387,100	$77.40
(1)	Calculated pursuant to Rule 457(o) and (r) under the Securities Act of 1933.

Pricing Supplement No. 28 dated December 2, 2009

(To the Prospectus dated March 31, 2009, as supplemented

by the Prospectus Supplement dated April 21, 2009 and the

Prospectus Supplement No. 2 dated September 14, 2009)

Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-158319

ZIONS BANCORPORATION

$1,403,000

5.50% Senior Medium-Term Notes due December 7, 2010

Pricing Supplement No. 28

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due December 7, 2010 (the “Notes”).

CUSIP:	98970EAX7

Aggregate Principal Amount:	$1,403,000 (of which $1,000,000 was sold pursuant to the auction, $57,000 was sold pursuant to the “Buy Today” feature and $346,000 was sold under the distribution agreement with Zions Direct)

Auction Agent Fee:	0.300% of Principal Amount sold pursuant to auction, “Institutional Up-Sizing” option and “Buy Today” feature ($3,171)

Distribution Agent Fee:	0.300% of Principal Amount sold under the distribution agreement ($1,038)

Dealers Concession: 0.250% Reallowance: 0.200%

Net Proceeds:	$1,382,814

Settlement Date:	December 7, 2009

Coupon:	5.50%

Final Auction Price:	98.41%

Final “Buy Today” and Distribution Price to Public:	100.00%

Issue Price for Tax Purposes:	100.00%

Maturity:	December 7, 2010

Investing in the Notes involves certain risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement dated April 21, 2009 to read about certain factors you should consider before buying the Notes.

The Notes will be our senior unsecured obligations. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes. In addition, Zions Direct, Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Zions Direct, Inc.

$1,403,000

5.50% Senior Medium-Term Notes due December 7, 2010

Pricing Supplement No. 28 (continued)

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture. We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future

Interest Payment Dates:	Interest will be paid semiannually on June 7 and December 7, beginning on June 7, 2010, to holders of record as of the preceding May 23 and November 23, respectively.

Day Count:	30/360

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company and its participants.

Ratings:	BBB (Rating Outlook Negative) (Fitch); BBB (low) (Trend Negative) (DBRS); and BBB- (Outlook Negative) (Standard & Poor’s).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Auction / Distribution Agent:	Zions Direct, Inc.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Authenticating / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on December 7, 2009, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3). You should note that if you purchase the Notes using the “Buy Today” feature or through the distribution agent, your settlement cycle may be longer than T+3. Trading in the Notes from the date of such purchase until settlement may be affected by this longer settlement cycle.